

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 20, 2006

Mr. Raymond R. Martel
Chief Financial Officer
American Rock Salt Company LLC
3846 Retsof Road
Retsof, New York 14539

> **Re:** **American Rock Salt Company LLC**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 27, 2005**
> **Response Letter Dated April 18, 2006**
> **File No. 333-117215**

Dear Mr. Martel:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

General

1.   As there are no "Equivalent – Informational" forms available under the Exchange Act for periodic reporting, the origins of the labeling utilized on the covers of your annual and interim reports are unclear. Although you have indicated you are a voluntary filer, when opting to file, you should comply with the Form requirements.

Management's Discussion and Analysis, page 12

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 15

Fourth Quarter Adjustments, page 16

2.      We have read your response to prior comment one and are unable to agree with your conclusion that the accounting adjustments you identified in the fourth quarter of 2005 were not significant to your interim financial statements. Therefore, we believe a restatement of your previously issued 2005 quarterly financial information will be necessary to comply with GAAP. Please ensure you include disclosures explaining the nature of the items and reasons for the revisions, and also present a tabular reconciliation of the as previously reported to restated amounts for each line item impacted.

Financial Statements

Statements of Cash Flows, page 35

3.      We have read your response to prior comment two and do not believe you have fully complied with our comment, since you did not propose any disclosure addressing the impact reporting changes in your restricted cash balance in the manner shown has had on your measures of financing cash flows for 2005 and 2004. We continue to believe you will need to expand the disclosure in your section of Liquidity and Capital Resources to discuss the nature of your restricted cash item. The reasons you believe this adjustment represents a movement in cash and cash equivalents of the enterprise – and is appropriately reported as an operating activity – rather than simply a change in character of cash balances held, between restricted and unrestricted, should be clear. Further, it should be clear how the amounts identified in your response and your disclosure of financing activities on page 18 reconcile to the amounts reported in your statement of cash flows. We reissue prior comment two.

Note 2 – Summary of Significant Accounting Policies, page 36

Property and Equipment, page 37

4.      We have read your response to prior comment three in which you indicate as one of the reasons for depreciating your mine development costs over 20 years that you incur significant expenses for repair and maintenance of the mine shafts due to the corrosive nature of salt and moisture in the air. However, it is unclear from your response whether you believe 20 years represents the life of your mines, after which the infrastructure will fail and the mines will be shut down, or

if you will continue to incur expenses to maintain them until all salt reserves have been extracted.  If it is your intention to shut down the mines after 20 years has elapsed, you should amortize your development costs using the amount of reserves you expect to extract during that time frame utilizing a units of production methodology. Otherwise, it would appear that the development costs of your mines should be amortized over the life of the mines utilizing total proven and probable reserves and the units of production methodology.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,


Karl Hiller
Branch Chief